UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-1F
(Amendment No. 2)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

ADASTRA MINERALS INC.
(Name of Subject Company)

Yukon Territory, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

FIRST QUANTUM MINERALS LTD.
(Bidder)

Common Shares
(Title of Class of Securities)

335934105
(CUSIP Number of Class of Securities)

Andrew Hancharyk, Esq.
General Counsel
543 Granville Street, 8th Floor,
Vancouver, British Columbia, Canada V6C 1X8,
604-688-6577

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of Bidder)

Copy to:

Ellen J. Odoner, Esq.	John S. M. Turner, Esq.
P.J. Himelfarb, Esq.	Fasken Martineau DuMoulin LLP
Weil, Gotshal & Manages LLP	Toronto Dominion Bank Tower
767 Fifth Avenue	Toronto-Dominion Centre
New York, NY 10153	Box 20, Suite 4200
(212) 310-8000	66 Wellington Street West
Toronto, ON M5K 1N6
(416) 366-8381

February 2, 2006
(Date tender offer first published, sent or given to security holders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Document

(a)     Offer to Purchase and Circular dated February 2, 2006, including Letter of Acceptance and Transmittal and a Notice of Guaranteed Delivery. (1)

(b)     Notice of Variation and Extension dated March 10, 2006. (2)

(c)     Notice of Variation and Extension dated March 21, 2006, including Letter of Acceptance and Transmittal and a Notice of Guaranteed Delivery.

Item 2.    Informational Legends

(a)     See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular, dated February 2, 2006. (1)

(b)     See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 10, 2006. (2)

(c)     See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 21, 2006.

(1)     Previously filed with First Quantum Minerals, Ltd.’s Schedule 14D-1F filed on February 2, 2006.

(2)     Previously filed with First Quantum Minerals, Ltd.’s Amendment No. 1 to Schedule 14D-1F filed on March 10, 2006.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. If you are a resident of the United Kingdom and you have any doubt about the Offer or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom Financial Services and Markets Act 2000. No securities regulatory authority in Canada, the United States or the United Kingdom has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise. In particular, this document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom. Accordingly, this document has not been, and will not be, reviewed or approved by the Financial Services Authority or by the London Stock Exchange plc.

March 21, 2006

FIRST QUANTUM
MINERALS LTD.

NOTICE OF VARIATION AND EXTENSION

by

FIRST QUANTUM MINERALS LTD.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

ADASTRA MINERALS INC.

on the revised basis of, at the election of each holder,

(b) one common share of First Quantum Minerals Ltd. (the ''Share Alternative'')

for every 14.76 common shares of Adastra Minerals Inc.

subject, in each case, to pro ration as set out herein

THE OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MARCH 31, 2006 UNLESS FURTHER EXTENDED OR WITHDRAWN.

First Quantum Minerals Inc. (''**First Quantum**'' or the ''**Offeror**'') hereby gives notice that it has amended its offer dated February 2, 2006, as previously varied and extended by the notice of variation and extension dated March 10, 2006 (together, the ''**Original Offer**'') to purchase all of the outstanding common shares of Adastra Minerals Inc. (''**Adastra**''), together with the associated rights (the ''**SRP Rights**'') issued under the Shareholder Rights Plan of Adastra (together, the ''**Adastra Shares**''), in order to: (i) increase the consideration offered for Adastra Shares; (ii) extend the Original Offer to 5:00 p.m. (Toronto time) on March 31, 2006 unless further extended or withdrawn; and (iii) amend certain of the conditions to the Original Offer.

The Dealer Manager for the Offer is:

RBC Capital Markets

In Canada	*In the United States*
RBC Dominion Securities Inc.	**RBC Capital Markets Corporation**

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular and this Notice of Variation and Extension in accordance with the disclosure requirements of Canada. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named in the Offer and Circular may reside outside the United States, and that a substantial portion of the assets of First Quantum and said persons are located outside the United States.

        THE FIRST QUANTUM SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Prospective investors should be aware that acquisition of First Quantum Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, may not be described fully in the Offer and Circular.

        The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Adastra Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. The Offeror may, in its sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, the Offeror may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure holders of Adastra Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Adastra Shares, or of related securities, or of the First Quantum Shares, or of related securities, during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        The Offer and Circular and this Notice of Variation and Extension, and certain of the information incorporated by reference into the Offer and Circular and this Notice of Variation and Extension, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserves,” “probable reserves,” “proven reserves,” “inferred resources,” “indicated resources,” “measured resources” and “mineral resources” used or incorporated by reference in the Offer and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”). CIM standards differ significantly from standards in the United States. While the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer and Circular may not be comparable to similar information made public by United States companies.

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NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM

        No action has been or is intended to be taken by First Quantum, by Numis Securities Limited or by RBC Capital Markets and its affiliated entities that would permit a public offer of First Quantum Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the “FSA”)) before such an offer is made.

        Accordingly, as regards Shareholders resident in, or who have received the Offer in, the United Kingdom (“U.K. Shareholders”), the Offer is only being made to or directed at, and deposits of Adastra Shares will only be accepted from, a U.K. Shareholder who: (a) is, and is able to establish to the satisfaction of the Offeror that it is: (i) a qualified investor acting as principal; (ii) a qualified investor which operates in the financial markets acting on behalf of a person, not being a qualified investor, on a discretionary basis concerning the acceptance of offers on that person’s behalf; or (iii) acting on behalf, and on the instructions, of a qualified investor (in which case the Offer is made to or directed at that qualified investor); or (b) is a person to whom the Offer may otherwise be made or at whom the Offer may otherwise be directed in the United Kingdom without an approved prospectus having been made available to the public in the United Kingdom before the Offer is made. A “qualified investor” is (i) a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) a legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (iii) a person entered on the register of qualified investors maintained by the FSA for this purpose pursuant to section 87R of FSMA; or (iv) an investor authorized by an EEA State other than the United Kingdom to be considered as a qualified person. Accordingly, any U.K. Shareholder purporting to accept the Offer must provide supporting evidence satisfactory to the Offeror that it is entitled to do so, and the Offeror shall in its sole discretion be entitled to reject any such purported acceptance of the Offer, as further described in the Offer and Circular. Shareholders who have received the Offer in the United Kingdom should consult with their legal advisors to determine whether they (or any person on whose behalf they act) are able to receive and accept the Offer. Further details in connection with the Offer and its acceptance by U.K. Shareholders are set out in the Offer and Circular.

        The content of this document, which has been prepared by and is the responsibility of the Offeror, has been approved by Numis Securities Limited of Cheapside House, 13 Cheapside, London, United Kingdom EC2V 6LH, solely for the purposes of section 21 of the FSMA. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else, and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this document. Numis Securities Limited is authorized by the FSA and its FSA registration number is 2285918.

        This Notice of Variation and Extension should be read in conjunction with the Original Offer and the circular that accompanied the offer dated February 2, 2006 (the “Original Circular” and, together with the Original Offer, the “Offer and Circular”). Except as otherwise set forth herein or in the letters of transmittal (the “Revised Letters of Transmittal”) and notice of guaranteed delivery (the “Revised Notice of Guaranteed Delivery”) accompanying this Notice of Variation and Extension, the terms and conditions previously set forth in the Offer and Circular and in the letters of transmittal (the “Original Letters of Transmittal”) and the notice of guaranteed delivery (the “Original Notice of Guaranteed Delivery”) that accompanied the offer dated February 2, 2006 continue to be applicable in all respects. All references to the “Offer” in the Offer and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, all references in such documents to the “Letters of Transmittal” mean the Original Letters of Transmittal as amended by the Revised Letters of Transmittal, all references in such documents to the “Notice of Guaranteed Delivery” mean the Original Notice of Guaranteed Delivery as amended by the Revised Notice of Guaranteed Delivery and all references in such documents to the “Circular” mean the Original Circular as amended by the notice of variation and extension dated March 10, 2006 and hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

        Holders of Adastra Shares (“Shareholders”) who (i) have validly deposited and not withdrawn their Adastra Shares using an appropriate Original Letter of Transmittal and, if applicable, an Original Notice of

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Guaranteed Delivery and (ii) wish to elect the Share Alternative need take no further action to accept the Offer. Shareholders who (i) have validly deposited and not withdrawn their Adastra Shares using an Original Letter of Transmittal and, if applicable, an Original Notice of Guaranteed Delivery and (ii) wish to elect the Cash Alternative must withdraw their Adastra Shares by following the procedures set forth in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares” and redeposit their Adastra Shares following the procedures set out below and in Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”. Shareholders who wish to accept the Offer must properly complete and duly execute the appropriate Revised Letter of Transmittal (printed on purple paper in the case of all Shareholders other than Eligible U.K. Shareholders and on orange paper in the case of Eligible U.K. Shareholders) accompanying this Notice of Variation and Extension or a manually signed facsimile thereof and deposit it, together with the certificates representing their Adastra Shares and any required evidence confirming that the Shareholder purporting to accept the Offer is eligible to do so, at one of the offices of the Depositary in accordance with the instructions in the applicable Revised Letter of Transmittal. Any Shareholder holding Adastra Shares in the form of CREST Depository Interests must additionally arrange for the appropriate electronic acceptance instructions to be sent to CREST Depository Limited. Alternatively, certain Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”, by using the Revised Notice of Guaranteed Delivery (printed on pink paper) accompanying this Notice of Variation and Extension or a manually signed facsimile thereof. Persons whose Adastra Shares are registered in the name of a dealer, broker, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

        Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada, to RBC Capital Markets Corporation in the United States (the “Dealer Manager”), to Innisfree M&A Incorporated (the “Information Agent”) or to Computershare Investor Services Inc. (the “Depositary”). Additional copies of this Notice of Variation and Extension, the notice of variation and extension dated March 10, 2006, the Offer and Circular, the Letters of Acceptance and Transmittal, and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or the Depositary at their respective offices shown on the last page of this Notice of Variation and Extension.

        No person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, the Letters of Acceptance and Transmittal, the notice of variation and extension dated March 10, 2006, and this Notice of Variation and Extension and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

        The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this Notice of Variation and Extension. Any representation to the contrary is unlawful.

        This Notice of Variation and Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

EXCHANGE RATE INFORMATION

        All references to “dollars” or “$” in this document refer to United States dollars, unless otherwise indicated. The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31

	2005	2004	2003	2002	2001

Rate at end of period	1.1659	1.2036	1.2924	1.5796	1.5926
Average rate for period	1.2116	1.3015	1.4015	1.5704	1.5484

        On March 20, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.1628.

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NOTICE OF VARIATION AND EXTENSION

March 21, 2006

TO: THE HOLDERS OF ADASTRA SHARES

        This Notice of Variation and Extension and the accompanying Revised Letters of Transmittal and Revised Notice of Guaranteed Delivery amend and supplement the Offer and Circular and the Original Letters of Transmittal and Original Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Adastra Shares, which includes the associated SRP Rights.

        Except as otherwise set forth in this Notice of Variation and Extension and the accompanying Revised Letters of Transmittal and Revised Notice of Guaranteed Delivery, the terms and conditions previously set forth in the Offer and Circular, Original Letters of Transmittal and Original Notice of Guaranteed Delivery continue to be applicable in all respects and this Notice of Variation and Extension should be read in conjunction with the Offer and Circular, Letters of Transmittal and Notice of Guaranteed Delivery. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery.

        All references to the “Offer” in the Offer and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, all references in such documents to the “Letters of Transmittal” mean the Original Letters of Transmittal as amended by the Revised Letters of Transmittal, all references in such documents to the “Notice of Guaranteed Delivery” mean the Original Notice of Guaranteed Delivery as amended by the Revised Notice of Guaranteed Delivery and all references in such documents to the “Circular” mean the Original Circular as amended by the notice of variation and extension dated March 10, 2006 and hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

1.	Increase in Consideration Offered

        The Offeror has amended the Offer by increasing the consideration offered to Shareholders from one First Quantum Share for every 17.5 Adastra Shares to, at the election of each Shareholder, (a) Cdn.$2.65 in cash per Adastra Share, or (b) one First Quantum Share for every 14.76 Adastra Shares, subject, in each case, to pro ration based upon the maximum amount of cash and First Quantum Shares offered.

        Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$0.42 in cash and approximately 0.057 of a First Quantum Share for each Adastra Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Adastra Shares.

        Any Shareholder who (i) deposits his or her Adastra Shares using an Original Letter of Transmittal and, if applicable, Original Notice of Guaranteed Delivery, or (ii) fails to complete the appropriate Revised Letter of Transmittal and, if applicable, the Revised Notice of Guaranteed Delivery electing the Cash Alternative or (iii) does not properly elect either the Cash Alternative or the Share Alternative in the appropriate Revised Letter of Transmittal and, if applicable, the Revised Notice of Guaranteed Delivery with respect to any Adastra Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative.

        The maximum amount of cash payable by the Offeror pursuant to the Offer shall not exceed Cdn.$0.42 multiplied by the number of outstanding Adastra Shares on a fully diluted basis on the date of the Offer (the “Maximum Cash Consideration”). Based on the number of Adastra Shares outstanding on a fully diluted basis on January 31, 2006, the maximum amount of cash payable will be approximately Cdn.$36.3 million. The maximum number of First Quantum Shares issuable by the Offeror pursuant to the Offer shall not exceed 0.057 multiplied by the number of outstanding Adastra Shares on a fully diluted basis on the date of the Offer (the “Maximum Share Consideration”). Based on the number of Adastra Shares outstanding on a fully diluted basis on January 31, 2006, the maximum number of First Quantum Shares issuable by the Offeror pursuant to the Offer shall not exceed 4,927,733 First Quantum Shares.

        The consideration payable under the Offer will be pro rated on each date (“Take-Up Date”) upon which the Offeror takes up or acquires Adastra Shares pursuant to the Offer as necessary to ensure that the total aggregate

5

consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Adastra Shares acquired in proportion to the number of Adastra Shares outstanding on a fully diluted basis at the Take-Up Date. The Offeror reserves the right, to the extent permitted by applicable Laws, to have multiple Take-Up Dates. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a)	the aggregate amount of cash that the Offeror will pay as consideration for Adastra Shares acquired in respect of the Cash Alternative and the Share Alternative on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Adastra Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Adastra Shares on a fully diluted basis (the “Maximum Take-Up Date Cash Consideration”);

(b)	the aggregate number of First Quantum Shares that the Offeror will issue as consideration for Adastra Shares acquired in respect of the Share Alternative on any Take-Up Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Adastra Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Adastra Shares on a fully diluted basis (the “Maximum Take-Up Date Share Consideration”);

(c)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Shareholders who have so elected the Cash Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought by each such Shareholder who so elected the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by those Shareholders who elected the Cash Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date, and each such Shareholder will receive First Quantum Shares (or cash in lieu of any fractional First Quantum Common Share) as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder (calculated by valuing each First Quantum Share at $39.11); and

(d)	if, on any Take-Up Date, the number of First Quantum Shares that would otherwise be issuable to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, the number of First Quantum Shares available to those Shareholders who have so elected (or are deemed to have elected) the Share Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the number of First Quantum Shares sought by each such Shareholder who so elected (or is deemed to have elected) the Share Alternative in respect of its Adastra Shares to be taken up on such Take-Up Date multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of First Quantum Shares sought by those Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number, and each such Shareholder will receive cash as consideration for any balance which exceeds the number of First Quantum Shares allocated to the Shareholder (calculated by valuing each First Quantum Share at $39.11).

        For greater certainty, unless a Shareholder receives only cash consideration for all Adastra Shares tendered by the Shareholder, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will be deemed to have received a proportionate amount of cash and First Quantum Shares as consideration for each whole Adastra Share tendered by such Shareholder such that the Shareholder will receive (a) cash as consideration for a fraction of each Adastra Share tendered (which fraction will equal the percentage of the total consideration paid to such Shareholder that is paid in cash) and (b) First Quantum Shares as consideration for the remaining fraction of each Adastra Share.

        All references in the Offer and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery to the Offered Consideration are amended to reflect the foregoing changes.

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        Based on the closing price of the First Quantum Shares on the TSX on March 17, 2006 of Cdn.$39.11, the increased Offered Consideration represents a premium of approximately 47% over the closing price of the Adastra Shares on the TSX of Cdn.$1.80 on January 17, 2006, the last trading day prior to the Offeror’s announcement of its intention to make the Original Offer, and a premium of approximately 56% over the Cdn.$1.70 price received by Adastra in connection with its December 2005 equity financing.

        Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Adastra Shares are taken up under the Offer, including Shareholders who have already deposited their Adastra Shares to the Offer, will receive the increased Offered Consideration for their Adastra Shares.

        In addition, assuming that First Quantum takes up the Adastra Shares deposited to the Offer, Shareholders who deposit their Adastra Shares to, and do not withdraw their Adastra Shares from, the Offer on or prior to the revised Expiry Time of 5:00 p.m. (Toronto time) on March 31, 2006 will be eligible to receive, in respect of any First Quantum Shares received by them pursuant to the Offer, the dividend announced by First Quantum on March 13, 2006 of Cdn.$0.265 per First Quantum Share, which will be paid on May 10, 2006 to First Quantum shareholders of record on April 19, 2006.

2.	Extension of the Offer

        By notice to the Depositary on March 10, 2006 and a news release issued by the Offeror, the Offeror extended the expiry of the Original Offer to midnight (Toronto time) on March 20, 2006. The Offeror has subsequently further amended the Original Offer by delivering notice to the Depositary on March 20, 2006 and issuing a further news release extending the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on March 31, 2006, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Offer to Purchase, “Extensions, Variations and Changes to the Offer”. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the Offer and Circular are amended to read in full as follows:

        “Expiry Date” means March 31, 2006 or such later date as is set out in a notice of variation and extension of the Offer issued at any time and from time to time extending the period during which Adastra Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

        “Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date.

3.	Amendments to Conditions of the Offer

        The Offeror has amended the Original Offer by reducing the number of Adastra Shares that must be deposited under, and not withdrawn from, the Offer as a condition of the Offeror’s obligation to take up, purchase and pay for any Adastra Shares deposited under the Offer from 66 2/3% of the Adastra Shares outstanding (on a fully diluted basis) to 50.1% of the Adastra Shares outstanding (on a fully diluted basis). Accordingly, the definition of “Minimum Tender Condition” in the Offer and Circular is amended to read in full as follows:

        “Minimum Tender Condition” means the condition to the Offer that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Adastra Shares which constitutes at least 50.1% of the Adastra Shares outstanding (on a fully diluted basis).

4.	Time and Manner for Acceptance

        Adastra Shares may be deposited to the Offer in accordance with the provisions of Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”.

5.	Recent Developments

        On March 15, 2006, Adastra announced that, effective as of March 14, 2006, the Adastra Board had waived the application of the Shareholder Rights Plan to the Offer on the basis that the Offer would expire more than 60 days since first being announced such that the Shareholder Rights Plan had served its purpose in relation to the Offer and Shareholders should be permitted to make a decision in respect of the Offer.

        On March 16, 2006, representatives of RBC Capital Markets (“RBC”), in their capacity as financial advisors to First Quantum, contacted representatives of NM Rothschild (“Rothschild”), financial advisors to Adastra, in order to

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raise the possibility of negotiating a friendly transaction between First Quantum and Adastra and to seek a preliminary indication as to the financial terms on which agreement in respect of any such negotiated transaction might be reached. Rothschild responded that Adastra, while willing to meet with First Quantum to discuss and respond to any proposal that First Quantum might care to make, was not prepared to indicate the financial terms on which it would support an offer by First Quantum for the Adastra Shares. In light of this, RBC suggested that representatives of RBC and Rothschild meet on March 17, 2006, without the principal parties in attendance, in order to discuss the value of Adastra in broad, general terms and determine, based on the outcome of that discussion, whether it would be appropriate for the principal parties to meet in order to pursue those discussions further.

        The proposed meeting between the representatives of RBC and Rothschild took place on the morning of March 17, 2006 at Rothschild’s offices in London, U.K. While neither side proposed specific financial terms on which an agreement might be reached, sufficient progress was made that later that afternoon RBC and Rothschild agreed to arrange a meeting among themselves and senior management of First Quantum and Adastra in order to pursue further discussions regarding the financial terms of a negotiated transaction.

        On March 18, 2006, members of senior management of First Quantum and representatives of RBC met with members of senior management of Adastra and representatives of Rothschild at the offices of Rothschild. The parties held detailed discussions in an effort to reach agreement on a negotiated transaction. These discussions, however, were ultimately inconclusive.

        As at 5:00 p.m. (Toronto time) on March 20, 2006, 556,447 Adastra Shares had been validly deposited to the Offer and not withdrawn.

6.	Withdrawal of Deposited Shares

        Shareholders have the right to withdraw Adastra Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”.

7.	Take Up of and Payment for Deposited Adastra Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), the Offeror will take up Adastra Shares validly deposited under the Offer (and not withdrawn prior to the Expiry Time pursuant to Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”), promptly following the Expiry Time and, after such take up, will promptly pay for the Adastra Shares taken up pursuant to applicable law. See Section 3 of the Offer to Purchase, “Take Up of and Payment for Deposited Adastra Shares”.

8.	Changes in Capitalization of Adastra; Dividends and Distributions; Liens

        Section 7 of the Offer to Purchase, “Changes in Capitalization of Adastra; Dividends and Distributions; Liens” (found at page 17 of the Offer and Circular) is deleted in its entirety and replaced by the following:

        “If, on or after the date of the Offer, Adastra should divide, combine, reclassify, consolidate, convert or otherwise change any of the Adastra Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer to Purchase, “Conditions of the Offer,” make such adjustments as it deems appropriate to the Offered Consideration or the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

        Adastra Shares acquired pursuant to the Offer shall be transferred by the holder of Adastra Shares and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising therefrom, including, without limitation, the right to all other securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer or in respect of the Adastra Shares.

        If, on or after the date of the Offer, Adastra should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the

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Adastra Shares that is payable or distributable to the holders of the Adastra Shares on a record date that precedes the date of transfer of the Adastra Shares into the name of the Offeror or its nominees or transferees on the Adastra Share register maintained by or on behalf of Adastra Shares, then without prejudice to the Offeror’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holder of Adastra Shares, and to the extent that such dividends, distributions or payments do not exceed the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer (as determined by the Offeror), the cash consideration per Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing holder of Adastra Shares for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder of Adastra Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing holder of Adastra Shares for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing holder of Adastra Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance in the case of (b) and (c) above, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the cash or share consideration otherwise issuable to the non-remitting holders of Adastra Shares pursuant to the Offer or deduct from the cash or share consideration to be delivered by the Offeror pursuant to the Offer value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” or “Certain U.K. Tax Considerations” in Sections 17, 18 and 19 of the Circular, respectively.”

9.	Source of Offered Consideration

        Section 6 of the Circular, “Source of Offered Consideration” (found at page 35 of the Offer and Circular) is hereby supplemented as follows:

        The maximum amount of cash payable pursuant to the Offer is approximately Cdn.$36.3 million (based on the number of Adastra Shares outstanding on a fully-diluted basis as at January 31, 2006). First Quantum intends to pay such cash component of the purchase price for Adastra Shares acquired under the Offer with cash on hand and available balances in its bank accounts. As at December 31, 2005, First Quantum had cash on hand and balances in its bank accounts of approximately $74.3 million.

10.	Certain Canadian Federal Income Tax Considerations

        Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” (found at pages 41-45 of the Offer and Circular) is hereby supplemented as follows:

        The following only applies to Shareholders who receive cash or partial cash consideration. See the Original Circular for a description of the Canadian federal income tax consequences of receiving only share consideration and the tax consequences if Adastra Shares are not deposited pursuant to the Offer.

        A Resident Shareholder who only receives cash consideration under the Offer will generally realize a capital gain or capital loss under the Tax Act. Such capital gain (or capital loss) will be equal to the amount by which the cash proceeds received exceed (or is exceeded by) the aggregate of the adjusted cost base of the Resident Shareholder’s Adastra Shares and any reasonable costs of making the disposition.

        A Resident Shareholder who accepts the Offer and receives both cash and share consideration will receive (a) cash as consideration for a fraction of each Adastra Share tendered, which fraction will equal the percentage of the total consideration paid to the Resident Shareholder that is paid in cash, and (b) First Quantum Shares as consideration for the remaining fraction of each Adastra Share. The disposition of the fraction of the Adastra Share disposed of for cash will occur on a taxable basis in the same manner as the disposition of an Adastra Share by a Resident Shareholder who only receives cash consideration (see preceding paragraph). The disposition of the fraction of the Adastra Share disposed of for First Quantum Shares may occur on a tax-deferred basis as described in Section 17 of the Original

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Circular, “Certain Canadian Federal Income Tax Considerations”, under the heading “Shareholders Resident in Canada – Resident Shareholders Accepting the Offer”.

        The tax consequences under the Tax Act to a Non-Resident Shareholder who receives cash only, or partial cash and partial share consideration will be the same as the tax consequences that apply to a Non-Resident Shareholder described in the Original Circular.

11.	Certain U.S. Federal Income Tax Considerations

        Section 18 of the Circular, “Certain U.S. Federal Income Tax Considerations” (found at pages 45-48 of the Offer and Circular) is hereby supplemented as follows:

        The exchange of Adastra Shares pursuant to the Offer will be taxable for U.S. federal income tax purposes. Consequently, a U.S. Holder will recognize gain or loss equal to the difference between the fair market value of any First Quantum Shares plus the amount of any cash received in the Offer and the U.S. Holder’s adjusted tax basis in the Adastra Shares exchanged. U.S. Holders should consult their tax advisors in light of their particular circumstances.

12.	Certain U.K. Tax Considerations

        Section 19 of the Circular, “Certain U.K. Tax Considerations” (found at pages 48-50 of the Offer and Circular) is hereby supplemented as follows:

        Liability to capital gains tax or corporation tax on chargeable gains (as appropriate) (“U.K. CGT”) will depend on the individual circumstances of Shareholders and on the form of consideration received by them. See the Original Circular for a description of chargeable gains applicable to the extent that a Shareholder receives First Quantum Shares as consideration under the Offer.

        To the extent that a Shareholder receives cash consideration under the Offer in exchange for the transfer of such Shareholder’s Adastra Shares, this will constitute a disposal or partial disposal of such Adastra Shares for the purposes of U.K. CGT. Such a disposal or partial disposal may, depending on the Shareholder’s personal circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to U.K. CGT.

        For individual Shareholders who acquired their Adastra Shares before April 1, 1998, indexation allowance and taper relief may be available to reduce any gain arising. Indexation allowance will be given for the period of ownership up to and including the month of April 1998 in respect of the acquisition cost of the Adastra Shares, but not for any period thereafter. Indexation allowance cannot be used to create or augment a loss for UK CGT purposes. Taper relief reduces the proportion of the gain brought into charge to capital gains tax depending in part on the number of complete years for which the Adastra Shares have been held from April 6, 1998. The percentage rate of taper relief available for an individual will depend on whether the individual’s Adastra Shares are business or non-business assets. The capital gains annual exemption (which is £8,500 for 2005/06) will also be available to offset any chargeable gain (to the extent that it is not already utilised).

        For Shareholders within the charge to U.K. corporation tax but which do not qualify for the substantial shareholdings exemption in respect of their Adastra Shares, indexation allowance will be available in respect of the full period of ownership of the Adastra Shares to reduce any chargeable gain arising, but not to create or increase an allowable loss.

13.	Amendments to the Offer

        The Offer and Circular, the Original Letters of Transmittal and the Original Notice of Guaranteed Delivery shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Variation and Extension, the Revised Letters of Transmittal and the Revised Notice of Guaranteed Delivery.

14.	Offerees’ Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders of Adastra with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a

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misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the Shareholder’s province or territory. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

15.	Documents Filed With the SEC

        The Offeror has filed with the SEC (i) a registration statement on Form F-80 under the U.S. Securities Act, as amended, which covers the First Quantum Shares to be issued pursuant to the Offer, (ii) a tender offer statement on Schedule 14D-1F, as amended and (iii) Form F-X to appoint an agent for service of process and provide required undertakings. The Offer and Circular do not contain all of the information set forth in the registration and tender offer statements. Reference is made to those documents and the exhibits thereto for further information.

        In addition to the documents listed pursuant to Section 24 of the Original Circular, “Documents Filed with the SEC”, the following exhibits have been filed with the SEC as part of the Registration Statement on Form F-80, as amended:

1.	The Consolidated Financial Statements of First Quantum as at December 31, 2005 and 2004; and

2.	Management’s discussion and analysis and financial review of First Quantum for the quarter and twelve months ended December 31, 2005.

16.	Directors’ Approval

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the First Quantum Board.

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APPROVAL AND CERTIFICATE

DATED: March 21, 2006

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to Shareholders has been authorized, by the First Quantum Board.

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Adastra Shares which are the subject of the Offer.

(signed) PHILIP K.R. PASCALL	(Signed) MARTIN R. ROWLEY
Chairman and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER ST. GEORGE	(Signed) RUPERT PENNANT-REA
Director	Director

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The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto

By Mail

P.O. Box 7021
31 Adelaide Street E.
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or Courier

Fax Number: (905) 771-4082
Toll Free (North America): 1-866-982-9674
Overseas Calls: 1-514-982-7135
E-Mail: adastraquantumoffer@computershare.com

By Hand or Courier

Montreal

650 de Maisonneuve Blvd West
Suite 700
Montreal, QC H3A 3S8

Vancouver

510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9

Calgary

Western Gas Tower
Suite 600, 530 8th Avenue S.W.
Calgary, AB T2P 3S8

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2W7
Canada

Telephone: (416) 842-7675
Toll Free: 1-866-246-3902

In the United States

Two Embarcadero Center
Suite 1200
San Francisco, California 94111
U.S.A.

Toll Free: 1-866-246-3902

The Information Agent for the Offer is:

Innisfree
M&A Incorporated

501 Madison Avenue
20th Floor
New York, NY 10022
U.S.A.

Shareholders Call Toll Free:
1-888-750-5834 (English speakers)
1-877-825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary, the Information Agent, the Dealer Manager or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers). If you are in any doubt about the Offer or what action you should take, you should immediately consult your stock broker, bank manager, solicitor, accountant or other independent financial advisor duly authorized under the Financial Services and Markets Act 2000.

LETTER OF ACCEPTANCE AND TRANSMITTAL

FOR COMMON SHARES OF

ADASTRA MINERALS INC.

Pursuant to the Offer dated February 2, 2006 of

FIRST QUANTUM MINERALS LTD.

as amended by the Notice of Variation and Extension

dated March 10, 2006, and as further amended by

the Notice of Variation and Extension dated March 21, 2006

        This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany an appropriate electronic transfer instruction to CREST Depository Limited for common shares (the “Adastra Shares”) of Adastra Minerals Inc. (“Adastra”), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Adastra that are convertible into or exchangeable or exercisable for common shares, and certificates for associated rights issued under the Shareholder Rights Plan of Adastra (the “SRP Rights”, an Adastra Share with the associated SRP Right, a “Share”), deposited pursuant to the offer dated February 2, 2006, as amended by the Notice of Variation and Extension dated March 10, 2006, and as further amended by the Notice of Variation and Extension dated March 21, 2006 (the “Offer”), made by First Quantum Minerals Ltd. (“First Quantum” or the “Offeror”) to holders of Adastra Shares, and certain other documentation as referred to herein.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase (the “Offer to Purchase”) and accompanying Circular (together, the “Offer to Purchase and Circular”), dated February 2, 2006, have the meanings ascribed to them in the Offer to Purchase and Circular, as amended by the Notice of Variation and Extension dated March 10, 2006 and as further amended by the Notice of Variation and Extension dated March 21, 2006.

        Delivery of this Letter of Acceptance and Transmittal to an address other than set forth below will not constitute a valid delivery to the Depositary.

TO:              FIRST QUANTUM MINERALS LTD.
AND TO:    COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”), at its offices set out herein

        The undersigned hereby: (i) acknowledges that it has sent an electronic acceptance instruction to CREST Depository Limited; and (ii) delivers to the Depositary the enclosed certificate(s) for SRP Rights, if applicable, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares. The undersigned understands that by depositing Adastra Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Adastra Shares. No additional consideration will be paid for the SRP Rights and no amount of the First Quantum Shares to be issued as consideration by the Offeror will be allocated to the SRP Rights. Unless waived by the Offeror, holders of Adastra Shares are required to deposit one SRP Right for each Adastra Share in order to effect a valid deposit of such Adastra Shares. The following are the details of the electronic acceptance instruction and the enclosed certificate(s):

*	A separate Letter of Acceptance and Transmittal should be used for each CREST Member Account in respect of which Adastra Shares are deposited to the Offer.

**	The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Adastra, a deposit of Adastra Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Adastra and received by the undersigned prior to the time the undersigned deposits Adastra Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Adastra Shares deposited must be delivered with this Letter of Acceptance and Transmittal in addition to the sending of an electronic acceptance instruction to CREST Depository Limited in respect of the Adastra Shares; or (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time the undersigned deposits its Adastra Shares pursuant to the Offer, the undersigned should contact the Depositary regarding the deposit of its SRP Rights prior to receipt of Rights Certificate(s). Note that in any case, a deposit of Adastra Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Adastra Shares to the Depositary on or before the third trading day on the TSX after the date, if any, that any Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Adastra Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Adastra Shares deposited by the undersigned.

***	Unless otherwise indicated, the total number of Adastra Shares held in any CREST Member Account in respect of which Adastra Shares are deposited to the Offer, and SRP Rights evidenced by all certificate(s) submitted to the Depositary, will be deemed to have been deposited under the Offer. See Instruction 4 below, “Partial Deposits”.

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ELECTION FOR CASH OR SHARES

Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Adastra Shares indicated above. Shareholders may elect to receive either the Cash Alternative (Choice A) OR the Share Alternative (Choice B).

Shareholders may choose only ONE of the choices below:

☐ **Choice A – The CASH ALTERNATIVE**

Shareholders who check this box will receive the pound sterling ''£'' equivalent of Cdn.$2.65 in cash for each Adastra Share deposited under this Choice A (subject to pro ration).

The pound sterling ''£'' equivalent will be determined on the date First Quantum pays for the relevant Adastra Shares taken up under the Offer by submitting appropriate settlement instructions to CREST Depository Limited. Any risk of currency exchange rate fluctuations after such date is for the account of the Shareholders.

☐ **Choice B – The SHARE ALTERNATIVE**

Shareholders who check this box will receive one common share of the Offeror (a ''First Quantum Share'') for each 14.76 Adastra Shares deposited under this Choice B (subject to pro ration).

No fractional First Quantum Shares will be issued pursuant to the Offer. Where a Shareholder is to receive First Quantum Shares as consideration under the Offer and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, Shareholders will instead receive a cash payment equal to such fraction multiplied by the Current Market Price. For purposes of determining the amount of any such cash payment, all Adastra Shares deposited by a registered holder will be aggregated.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Adastra Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received shall supersede any election made in this Letter of Transmittal. See Instruction 2, ''Procedure for Guaranteed Delivery''.

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        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Acceptance and Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned:

(a)	acknowledges receipt of the Offer to Purchase and Circular;

(b)	delivers to you the enclosed certificate(s) representing Rights Certificate(s), if applicable, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Adastra Shares the subject of an electronic acceptance instruction as referred to above, together with associated SRP Rights (the “Purchased Securities”) and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends (other than certain cash dividends), distributions, payments, securities, rights, warrants, assets or other interests including the SRP Rights (collectively, “Other Securities”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 7 of the Offer to Purchase, “Changes in Capitalization of Adastra; Dividends and Distributions; Liens”;

(c)	represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d)	represents and warrants that the undersigned either owns the Purchased Securities and any Other Securities being deposited within the meaning of applicable securities laws or holds those Purchased Securities on behalf of a Qualified Investor, who has instructed the undersigned to accept the Offer in respect of such Purchased Securities on behalf of that Qualified Investor;

(e)	represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f)	represents and warrants that the undersigned is:

(i)	a Qualified Investor acting as principal and for no other person (in which case please check Block A(a));

(iii)	a Qualified Investor, being a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, engaged by a person who is not a Qualified Investor to act as his or its agent on terms enabling the undersigned to make decisions concerning the acceptance of the Offer on behalf of, and without reference to him or it (in which case please check Block A(b)); or

(iii)	an agent or fiduciary holding Adastra Shares on behalf of a Qualified Investor who has been instructed by that Qualified Investor to accept the Offer in respect thereof and who has power and actual authority to do so (in which case please check Block A(c));

(g)	acknowledges that the Depositary and/or the Offeror is entitled to request such documentary evidence from the undersigned as it requires in its sole discretion to substantiate the representations and warranties made pursuant to (f) above, including any authority or instructions under which the undersigned may be acting on behalf of a Qualified Investor, and encloses evidence in respect thereof as described by the undersigned at Block B below;

(h)	directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities, to arrange for CREST Depository Limited to: (a) credit the CREST Member Account of the undersigned in respect of First Quantum Shares and/or the amount of cash, if any, to which the undersigned is entitled for the Purchased Securities under the Offer; and (b) credit the CREST Member Account of the undersigned for Adastra Shares, and to return any Rights Certificates, not purchased under the Offer;

1.	“Qualified Investor” means a person which is: (i) a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) a legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, in each case as shown in its last annual or consolidated accounts; or (iii) a person entered on the register of qualified investors maintained by the United Kingdom Financial Services Authority (“FSA”) for this purpose pursuant to section 87R of the United Kingdom Financial Services and Markets Act, 2000 (“FSMA”); or (iv) an investor authorized by an EEA State other than the United Kingdom to be considered as a qualified investor for the purposes of the prospectus directive (2003/71/EC), in each case within the meaning of and as more particularly described in section 86(7) of FSMA.

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(i)	irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all Other Securities declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

(i)	register or record the transfer of Purchased Securities and Other Securities on the registers of Adastra;

(ii)	execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Adastra;

(iii)	execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and

(iv)	exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Acceptance and Transmittal;

and after the date (the “Effective Date”) that the Offeror takes up for the deposited Shares covered by this Letter of Acceptance and Transmittal, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(j)	agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Adastra and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to First Quantum any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by First Quantum as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(k)	acknowledges and agrees that if, on or after the date of the Offer, Adastra should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Adastra Shares that is payable or distributable to the holders of the Adastra Shares on a record date that precedes the date of transfer of the Adastra Shares into the name of the Offeror or its nominees or transferees on the Adastra Share register maintained by or on behalf of Adastra Shares, then without prejudice to the Offeror’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holder of Adastra Shares, and to the extent that such dividends, distributions or payments do not exceed the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer (as determined by the Offeror), the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing holder of Adastra Shares for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder of Adastra Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing holder of Adastra Shares for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing holder of Adastra Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending

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such remittance in the case of (b) and (c) above, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the cash or share consideration otherwise issuable to the non-remitting holders of Adastra Shares pursuant to the Offer or deduct from the cash or Share consideration to be delivered by the Offeror pursuant to the Offer value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion;

(l)	acknowledges and agrees that if the Separation Time does not occur before the Expiry Time, a deposit of Adastra Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Adastra to holders of Adastra Shares prior to the time that the undersigned’s Adastra Shares are deposited pursuant to the Offer, in order for the Adastra Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Adastra Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the undersigned deposits its Adastra Shares pursuant to the Offer, the undersigned should consult the Depositary regarding the deposit of its SRP Rights before receiving Rights Certificate(s). In any case, a deposit of Adastra Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Adastra Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Adastra Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Adastra Shares deposited by the undersigned;

(m)	covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror;

(n)	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(o)	by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer (including, without limitation, the status of the undersigned as set out under (f) above and in Block A) will be determined by First Quantum in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Dealer Manager, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

        By virtue of the execution of this Letter of Acceptance and Transmittal, the undersigned agrees with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Acceptance and Transmittal as well as all documents relating thereto, including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language.

        En signant la présente lettre de transmission, le soussigné est réputé d’avoir convenu avec l’initiateur et le dépositaire que tous les contrats découlant de l’offre et de la présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l’avis de livraison garantie, soient rédigés exclusivement en anglais.

6

7

INSTRUCTIONS

1.	Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) together with any accompanying Rights Certificates and all other documents required by the terms of the Offer to Purchase and this Letter of Acceptance and Transmittal must be received by the Depositary at any of the offices specified on the last page of this Letter of Acceptance and Transmittal no later than 5:00 p.m. (Toronto time), on March 31, 2006, unless the Offer in respect of the Shares is extended.

(b)	The method used to deliver this Letter of Acceptance and Transmittal and any accompanying Rights Certificates or any electronic acceptance instruction is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary and such instruction is actually received by CREST Depository Limited. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.	Signatures

        This Letter of Acceptance and Transmittal must be completed and signed by the registered holder of deposited Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 3). If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the deposited Shares, such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) of the CREST Member Account without any change whatsoever. If such deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

3.	Fiduciaries, Representatives and Authorizations

        Without prejudice and in addition to (g) above, where this Letter of Acceptance and Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

4.	Partial Deposits

        If less than the total number of Shares held in any CREST Member Account or evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. The total number of Shares held in any CREST Member Account or evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

5.	Right to Withdraw Deposited Adastra Shares

        Except as otherwise provided in this Section 5, all deposits of the Shares under the Offer are irrevocable. The Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable law):

(a)	at any time where the Shares have not been taken up by the Offeror;

(b)	at any time before the expiration of ten days from the date of a notice of change or variation in respect of the Offer; or

(c)	if the Shares have not been paid for by the Offeror within three (3) business days after having been taken up.

        A notice of withdrawal of deposited Shares must: be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication); be made by or on behalf of the depositing Shareholder; be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal that accompanied the Shares being withdrawn; specify that person’s name, the number of Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the Shares to be withdrawn; and to be effective, actually be received by the Depositary at the place of deposit within the applicable time specified above.

        Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase.

        Any depositing Shareholder wishing to withdraw deposited Shares must additionally contact CREST Depository Limited to arrange for the appropriate electronic withdrawal instructions.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determinations shall be final and binding. None of the Offeror, the Depositary, or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

6.	Stock Transfer Taxes

        Except as otherwise provided in this Instruction 6, the Offeror will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not deposited

8

or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Shares are registered in the name of any person other than the person(s) signing this Letter of Acceptance and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased unless evidence satisfactory to the Offeror, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

7.	Miscellaneous

(a)	No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Shares by execution of this Letter of Acceptance and Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of deposited Shares for payment, except as required by applicable law.

(b)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(c)	The Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Shares pursuant to the Offer except as otherwise set forth in the Offer to Purchase and Circular (other than to the Dealer Manager and the Depositary).

(d)	Additional copies of the Offer to Purchase and Circular, the Notice of Variation and Extension dated March 10, 2006, the Notice of Variation and Extension dated March 21, 2006, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

8.	Lost Certificates

        If a Rights Certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Adastra’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Rights Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Adastra’s transfer agent may contact you.

9.	28% Backup Withholding

        In order to avoid backup withholding of U.S. federal income tax on any payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on Substitute Form W-9 in this Letter of Acceptance and Transmittal and certify under penalties of perjury that such TIN is correct, that such stockholder is not subject to backup withholding and that such stockholder is a U.S. person (including a U.S. resident alien). If a stockholder does not provide such stockholder’s correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Offeror and the Depositary).

        Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is timely given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

        The stockholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Shares. If the Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

        The box in Part 3 of the Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. Notwithstanding that the box in Part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 28% on all payments made prior to the time a properly certified TIN is provided to the Depositary. However, such amounts will be refunded to such stockholder if a TIN is provided to the Depositary within 60 days.

        Certain stockholders (including, among others, all corporations, individual retirement accounts and certain non-U.S. individuals and entities) are not subject to backup withholding. Noncorporate non-U.S. stockholders should complete and sign the main signature form and the appropriate Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more instructions.

        THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH ANY RIGHTS CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS) OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

        IN ADDITION TO FORWARDING THE ABOVE DOCUMENTS TO THE DEPOSITARY, YOU MUST EMAIL OR FAX A COPY OF THIS LETTER OF ACCEPTANCE AND TRANSMITTAL TO CREST DEPOSITORY LIMITED AT: icap@crestco.co.uk OR + 44 (0) 208 418 6907.

9

<table>
<tr><td rowspan="4">SUBSTITUTE
FORM W-9

DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE

PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER ("TIN")</td><td>PART 1 – PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.</td><td>______________________
SOCIAL SECURITY NUMBER(S)
OR
EMPLOYER IDENTIFICATION NUMBER</td></tr>
<tr><td>PART 2 – CERTIFICATES – UNDER PENALTIES OF PERJURY, I CERTIFY THAT
(1) THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER IDENTIFICATION NUMBER (OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME), AND
(2) I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE: (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE NOT BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE (THE "IRS") THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING, AND
(3) I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).</td><td>PART 3 –
AWAITING TIN ☐

PART 4 –
EXEMPT ☐</td></tr>
<tr><td colspan="2">CERTIFICATION INSTRUCTIONS – YOU MUST CROSS OUT ITEM (2) IN PART 2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURNS. HOWEVER, IF AFTER ANOTHER NOTIFICATION FROM THE IRS STATING THAT YOU ARE NO LONGER SUBJECT TO BACKUP WITHHOLDING, DO NOT CROSS OUT SUCH ITEM (2). IF YOU ARE EXEMPT FROM BACKUP WITHHOLDING, CHECK THE BOX IN PART 4 ABOVE.</td></tr>
<tr><td colspan="2">SIGNATURE: ______________________ DATE: ______________</td></tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (A) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE OR (B) I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER TO THE DEPOSITARY, 28% PERCENT OF ALL REPORTABLE PAYMENTS MADE TO ME WILL BE WITHHELD, BUT WILL BE REFUNDED TO ME IF I PROVIDE A CERTIFIED TAXPAYER IDENTIFICATION NUMBER WITHIN 60 DAYS.

SIGNATURE: ______________________ DATE: ______________

10

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER – Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.

(1)	List first and circle the name of the person whose number you furnish.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

(4)	Show the name of the owner but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(5)	List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

11

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

–	A corporation.

–	A financial institution.

–	An organization exempt from tax under section 501(a), or an individual retirement plan.

–	The United States or any agency or instrumentality thereof.

–	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

–	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

–	An international organization or any agency, or instrumentality thereof.

–	A registered dealer in securities or commodities registered in the United States or a possession of the United States.

–	A real estate investment trust.

–	A common trust fund operated by a bank under section 584(a).

–	An entity registered at all times under the Investment Company Act of 1940.

–	A foreign central bank of issue.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FROM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM AND CHECK THE BOX IN PART X, AND RETURN IT TO THE PAYER. ALSO SIGN AND DATE THE FORM.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under section 6041, 6041A(a), 6045 and 6050A.

PRIVACY ACT NOTICE. – Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)	PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. – If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	CRIMINAL PENALTY FOR FALSIFYING INFORMATION. – Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
CONSULTANT OR THE INTERNAL REVENUE SERVICE.

12

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto

By Mail

P.O. Box 7021
31 Adelaide Street, E.
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or Courier

Fax Number: (905) 771-4082
Toll Free (North America): 1-866-982-9674
Overseas Calls: 1-514-982-7135
E-Mail: adastraquantumoffer@computershare.com

By Hand or Courier

Montreal

650 de Maisonneuve Blvd West
Suite 700
Montreal, QC
H3A 3S8

Vancouver

510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9

Calgary

Western Gas Tower
Suite 600, 530 8th Avenue, SW
Calgary, AB
T2P 3S8

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2W7
Canada

Telephone: (416) 842-7675
Toll Free: 1-866-246-3902

In the United States

Two Embarcadero Center
Suite 1200
San Francisco, California 94111
U.S.A.

Toll Free: 1-866-246-3902

The Information Agent for the Offer is:

Innisfree
M&A Incorporated

501 Madison Avenue
20th Floor
New York, NY 10022
U.S.A.

Shareholders Call Toll-Free:
1-888-750-5834 (English speakers)
1-877-825-8777 (French speakers)
Banks and Brokers Call Collect:

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

13

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary, the Information Agent, the Dealer Manager or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF ACCEPTANCE AND TRANSMITTAL

FOR COMMON SHARES OF

ADASTRA MINERALS INC.

pursuant to the Offer dated February 2, 2006 of

FIRST QUANTUM MINERALS LTD.

as amended by the Notice of Variation and Extension dated March 10, 2006, and as further amended by the Notice of Variation and Extension dated March 21, 2006

        This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany share certificates for common shares (the “Adastra Shares”) of Adastra Minerals Inc. (“Adastra”), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Adastra that are convertible into or exchangeable or exercisable for common shares, and associated rights issued under the Shareholder Rights Plan of Adastra (the “SRP Rights”, an Adastra Share with the associated SRP Right, a “Share”), deposited pursuant to the offer dated February 2, 2006, as amended by the notice of variation and extension dated March 10, 2006 and as further amended by the notice of variation and extension dated March 21, 2006 (the “Offer”) made by First Quantum Minerals Ltd. (“First Quantum” or the “Offeror”) to holders of Adastra Shares.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase (the “Offer to Purchase”) and accompanying Circular (together, the “Offer to Purchase and Circular”), dated February 2, 2006, have the meanings ascribed to them in the Offer to Purchase and Circular, as amended by the Notice of Variation and Extension dated March 10, 2006 and as further amended by the Notice of Variation and Extension dated March 21, 2006.

        Shareholders who wish to deposit such Shares but whose certificates for such Shares are not immediately available or who cannot deliver all the certificates and Letter of Acceptance and Transmittal to the Depositary at or before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

        This Letter of Acceptance and Transmittal is to be used if certificates representing Shares are to be forwarded herewith. Delivery of this Letter of Acceptance and Transmittal to an address other than set forth below will not constitute a valid delivery to the Depositary.

TO:                FIRST QUANTUM MINERALS LTD.
AND TO:      COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”), at its offices set out herein

        The undersigned hereby delivers to the Depositary the enclosed certificate(s) for Adastra Shares and SRP Rights, if applicable, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares. The undersigned understands that by depositing Adastra Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Adastra Shares. No additional consideration will be paid for the SRP Rights and no amount of the First Quantum Shares to be issued as consideration by the Offeror will be allocated to the SRP Rights. Unless waived by the Offeror, holders of Adastra Shares are required to deposit one SRP Right for each Adastra Share in order to effect a valid deposit of such Adastra Shares. The following are the details of the enclosed certificate(s):

        (If space is insufficient please attach a list to this Letter of Acceptance and Transmittal in the form below.)

*	Unless otherwise indicated, the total number of Adastra Shares and SRP Rights evidenced by all certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6 below, “Partial Deposits”.

**	The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Adastra, a deposit of Adastra Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Adastra and received by the undersigned prior to the time the undersigned deposits Adastra Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Adastra Shares deposited must be delivered with the certificate(s) representing the Adastra Shares; or (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time the undersigned deposits its Adastra Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, “Procedure for Guaranteed Delivery”. Note that in any case, a deposit of Adastra Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Adastra Shares to the Depositary on or before the third trading day on the TSX after the date, if any, that any Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Adastra Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Adastra Shares deposited by the undersigned.

ELECTION FOR CASH OR SHARES

Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Adastra Shares represented by the certificate(s) listed above. Shareholders may elect to receive either the Cash Alternative (Choice A) OR the Share Alternative (Choice B).

Shareholders may choose only ONE of the choices below:

☐ **Choice A – The CASH ALTERNATIVE**

Shareholders who check this box will receive Cdn.$2.65 in cash for each Adastra Share deposited under this Choice A (subject to pro ration).

☐ **Choice B – The SHARE ALTERNATIVE**

Shareholders who check this box will receive one common share of the Offeror (a ''First Quantum Share'') for each 14.76 Adastra Shares deposited under this Choice B (subject to pro ration).

No fractional First Quantum Shares will be issued pursuant to the Offer. Where a Shareholder is to receive First Quantum Shares as consideration under the Offer and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, Shareholders will instead receive a cash payment equal to such fraction multiplied by the Current Market Price. For purposes of determining the amount of any such cash payment, all Adastra Shares deposited by a registered holder will be aggregated.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Adastra Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received shall supersede any election made in this Letter of Transmittal. See Instruction 2, ''Procedure for Guaranteed Delivery''.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Acceptance and Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned:

(a)	acknowledges receipt of the Offer to Purchase and Circular;

(b)	delivers to you the enclosed certificate(s) representing Adastra Shares and Rights Certificate(s), if applicable, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Adastra Shares represented by such certificates, together with associated SRP Rights (the “Purchased Securities”) and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends (other than certain cash dividends), distributions, payments, securities, rights, warrants, assets or other interests including the SRP Rights (collectively, “Other Securities”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 7 of the Offer to Purchase, “Changes in Capitalization of Adastra; Dividends and Distributions; Liens”;

(c)	represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d)	represents and warrants that the undersigned owns the Purchased Securities and any Other Securities being deposited within the meaning of applicable securities laws;

(e)	represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws and in particular represents and warrants that the undersigned:

(i)	as not received or sent copies or originals of the Offer to Purchase and Circular, this Letter of Acceptance and Transmittal or any related documents in, into, or from the United Kingdom and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce, or any facility of a national securities exchange of, the United Kingdom;

(ii)	was outside the United Kingdom when this Letter of Acceptance and Transmittal was delivered or executed; and

(iii)	in respect of the Adastra Shares to which this Letter of Acceptance and Transmittal relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such principal has given any instructions with respect to the Offer from outside the United Kingdom;

(f)	represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g)	directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued certificate(s) for First Quantum Shares to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificates by first class insured mail, postage prepaid, to the address, or to hold the same for pick-up, as indicated below; (b) to mail the cheques representing the amount of cash, if any, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below; and (c) to return any certificates for Adastra Shares and any Rights Certificates not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Adastra);

(h)	irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all Other Securities declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

(i)	register or record the transfer of Purchased Securities and Other Securities on the registers of Adastra;

(ii)	execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Adastra;

(iii)	execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and

(iv)	exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Acceptance and Transmittal;

and after the date (the “Effective Date”) that the Offeror takes up for the deposited Shares covered by this Letter of Acceptance and Transmittal, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i)	agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Adastra and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to First Quantum any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by First Quantum as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j)	acknowledges and agrees that if, on or after the date of the Offer, Adastra should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Adastra Shares that is payable or distributable to the holders of the Adastra Shares on a record date that precedes the date of transfer of the Adastra Shares into the name of the Offeror or its nominees or transferees on the Adastra Share register maintained by or on behalf of Adastra Shares, then without prejudice to the Offeror’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holder of Adastra Shares, and to the extent that such dividends, distributions or payments do not exceed the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer (as determined by the Offeror), the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing holder of Adastra Shares for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder of Adastra Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the cash consideration per Adastra Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing holder of Adastra Shares for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing holder of Adastra Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance in the case of (b) and (c) above, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the cash or share consideration otherwise issuable to the non-remitting holders of Adastra Shares pursuant to the Offer or deduct from the cash or share consideration to be delivered by the Offeror pursuant to the Offer value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion;

(k)	acknowledges and agrees that if the Separation Time does not occur before the Expiry Time, a deposit of Adastra Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Adastra to holders of Adastra Shares prior to the time that the undersigned’s Adastra Shares are deposited pursuant to the Offer, in order for the Adastra Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Adastra Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the undersigned deposits its Adastra Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. In any case, a deposit of Adastra Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Adastra Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Adastra Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Adastra Shares deposited by the undersigned;

(l)	covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror;

(m)	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(n)	by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer will be determined by First Quantum in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Dealer Manager, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

        By virtue of the execution of this Letter of Acceptance and Transmittal, the undersigned agrees with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Acceptance and Transmittal as well as all documents relating thereto, including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language.

        En signant la présente lettre de transmission, le soussigné est réputé d’avoir convenu avec l’initiateur et le dépositaire que tous les contrats découlant de l’offre et de la présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l’avis de livraison garantie, soient rédigés exclusivement en anglais.

BLOCK A

ISSUE CERTIFICATE/CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

BLOCK B

SEND CERTIFICATE/CHEQUE
(Unless Block "C" is checked) TO:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

BLOCK C

☐ HOLD SHARE CERTIFICATES AND CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ______________ Date of Execution of Notice ______________

Window Ticket Number (if any)

____

Name of Institution which Guaranteed Delivery ______________

BLOCK E

DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The owner signing below represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm) (Registered Representative) (Telephone Number)

(Address) (Fax)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

1.	Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the deposited Shares and all other documents required by the terms of the Offer to Purchase and this Letter of Acceptance and Transmittal must be received by the Depositary at any of the offices specified on the last page of this Letter of Acceptance and Transmittal no later than 5:00 p.m. (Toronto time), on March 31, 2006, unless the Offer in respect of the Shares is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.	Procedure for Guaranteed Delivery

        If a Shareholder (other than a Shareholder who holds Adastra Shares in the form of CREST depositary interests) wishes to accept the Offer and either (i) the certificates representing such Shareholder’s Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Acceptance and Transmittal to the Depositary by the Expiry Time, those Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the applicable address set out in the Notice of Guaranteed Delivery by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at the applicable address set out in the Notice of Guaranteed Delivery at or before the Expiry Time;

(c)	the certificate or certificates representing the deposited Adastra Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Acceptance and Transmittal, are received by the Depositary at the applicable address set out in the Notice of Guaranteed Delivery by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Acceptance and Transmittal, are received by the Depositary at the applicable address set out in the Notice of Guaranteed Delivery by 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

        “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

3.	Signatures

        This Letter of Acceptance and Transmittal must be completed and signed by the registered holder of deposited Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

        If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the deposited Shares, or if deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Adastra or if payment is to be issued in the name of a person other than the registered owner(s) of the deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.	Partial Deposits

        If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, the Depositary will use commercially reasonable efforts to cause new certificate(s) for the number of Shares not deposited to be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Solicitation

        Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal and present a list of beneficial holders, if applicable.

8.	Right to Withdraw Deposited Adastra Shares

        Except as otherwise provided in this Section 8, all deposits of the Shares under the Offer are irrevocable. The Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable law):

(a)	at any time where the Shares have not been taken up by the Offeror;

(b)	at any time before the expiration of ten days from the date of a notice of change or variation in respect of the Offer; or

(c)	if the Shares have not been paid for by the Offeror within three (3) business days after having been taken up.

        A notice of withdrawal of deposited Shares must: be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication); be made by or on behalf of the depositing Shareholder; be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares being withdrawn; specify that person’s name, the number of Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the Shares to be withdrawn; and to be effective, actually be received by the Depositary at the place of deposit within the applicable time specified above.

        In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, except where the Shares were deposited for the account of an Eligible Institution. Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase.

        In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or damages or both in certain circumstances. See Section 22 of the Circular, “Offerees’ Statutory Rights”.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determinations shall be final and binding. None of the Offeror, the Depositary, or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

9.	Stock Transfer Taxes

        Except as otherwise provided in this Instruction 9, the Offeror will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Shares are registered in the name of any person other than the person(s) signing this Letter of Acceptance and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased unless evidence satisfactory to the Offeror, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

10.	28% Backup Withholding

        In order to avoid backup withholding of U.S. federal income tax on any payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on Substitute Form W-9 in this Letter of Acceptance and Transmittal and certify under penalties of perjury that such TIN is correct, that such stockholder is not subject to backup withholding and that such stockholder is a U.S. person (including a U.S. resident alien). If a stockholder does not provide such stockholder’s correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Offeror and the Depositary).

        Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is timely given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

        The stockholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Shares. If the Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

        The box in Part 3 of the Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. Notwithstanding that the box in Part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 28% on all payments made prior to the time a properly certified TIN is provided to the Depositary. However, such amounts will be refunded to such stockholder if a TIN is provided to the Depositary within 60 days.

        Certain stockholders (including, among others, all corporations, individual retirement accounts and certain non-U.S. individuals and entities) are not subject to backup withholding. Noncorporate non-U.S. stockholders should complete and sign the main signature form and the appropriate Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more instructions.

11.	Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for deposited Shares, additional certificate numbers and number of deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Shares by execution of this Letter of Acceptance and Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of deposited Shares for payment, except as required by applicable law.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)	The Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Shares pursuant to the Offer except as otherwise set forth in the Offer to Purchase and Circular (other than to the Dealer Manager and the Depositary).

(f)	Additional copies of the Offer to Purchase and Circular, the Notice of Variation and Extension dated March 10, 2006, the Notice of Variation and Extension dated March 21, 2006, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

12.	Lost Certificates

        If a Share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Adastra’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Adastra’s transfer agent may contact you.

        THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

<table>
<tr><td rowspan="3">SUBSTITUTE
FORM W-9

DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICE</td><td>PART 1 – PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.</td><td>____________________
SOCIAL SECURITY NUMBER(S)
OR
EMPLOYER IDENTIFICATION NUMBER</td></tr>
<tr><td>PART 2 – CERTIFICATES – UNDER PENALTIES OF PERJURY, I CERTIFY THAT
(1) THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER IDENTIFICATION NUMBER (OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME), AND
(2) I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE: (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE NOT BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE (THE "IRS") THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING, AND
(3) I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).</td><td>PART 3 –
AWAITING TIN ☐

PART 4 –
EXEMPT ☐</td></tr>
</table>

<table>
<tr><td>PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER ("TIN")</td><td>CERTIFICATION INSTRUCTIONS – YOU MUST CROSS OUT ITEM (2) IN PART 2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURNS. HOWEVER, IF AFTER ANOTHER NOTIFICATION FROM THE IRS STATING THAT YOU ARE NO LONGER SUBJECT TO BACKUP WITHHOLDING, DO NOT CROSS OUT SUCH ITEM (2). IF YOU ARE EXEMPT FROM BACKUP WITHHOLDING, CHECK THE BOX IN PART 4 ABOVE.

SIGNATURE: ____________________ DATE: ____________________</td></tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (A) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE OR (B) I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER TO THE DEPOSITARY, 28% PERCENT OF ALL REPORTABLE PAYMENTS MADE TO ME WILL BE WITHHELD, BUT WILL BE REFUNDED TO ME IF I PROVIDE A CERTIFIED TAXPAYER IDENTIFICATION NUMBER WITHIN 60 DAYS.

SIGNATURE: ____________________ DATE: ____________________

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER – Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.

(1)	List first and circle the name of the person whose number you furnish.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

(4)	Show the name of the owner but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(5)	List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

–	A corporation.

–	A financial institution.

–	An organization exempt from tax under section 501(a), or an individual retirement plan.

–	The United States or any agency or instrumentality thereof.

–	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

–	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

–	An international organization or any agency, or instrumentality thereof.

–	A registered dealer in securities or commodities registered in the United States or a possession of the United States.

–	A real estate investment trust.

–	A common trust fund operated by a bank under section 584(a).

–	An entity registered at all times under the Investment Company Act of 1940.

–	A foreign central bank of issue.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FROM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM AND CHECK THE BOX IN PART X, AND RETURN IT TO THE PAYER. ALSO SIGN AND DATE THE FORM.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under section 6041, 6041A(a), 6045 and 6050A.

PRIVACY ACT NOTICE. – Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)	PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. – If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	CRIMINAL PENALTY FOR FALSIFYING INFORMATION. – Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
CONSULTANT OR THE INTERNAL REVENUE SERVICE.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto

By Mail

P.O. Box 7021
31 Adelaide Street, E.
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or Courier

Fax Number: (905) 771-4082
Toll Free (North America): 1-866-982-9674
Overseas Calls: 1-514-982-7135
E-Mail: adastraquantumoffer@computershare.com

By Hand or Courier

Montreal

650 de Maisonneuve Blvd West
Suite 700
Montreal, QC
H3A 3S8

Vancouver

510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9

Calgary

Western Gas Tower
Suite 600, 530 8th Avenue, SW
Calgary, AB
T2P 3S8

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2W7
Canada

Telephone: (416) 842-7675
Toll Free: 1-866-246-3902

In the United States

Two Embarcadero Center
Suite 1200
San Francisco, California 94111
U.S.A.

Toll Free: 1-866-246-3902

The Information Agent for the Offer is:

Innisfree
M&A Incorporated

501 Madison Avenue
20th Floor
New York, NY 10022
U.S.A.

Shareholders Call Toll-Free:
1-888-750-5834 (English speakers)
1-877-825-8777 (French speakers)
Banks and Brokers Call Collect:

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

This is not a letter of Acceptance and Transmittal. This Notice of Guaranteed Delivery is for use in accepting the offer by First Quantum Minerals Ltd. for all of the outstanding common shares (including the associated rights under the Shareholder Rights Plan) of Adastra Minerals Inc.

NOTICE OF GUARANTEED DELIVERY

for Common Shares

of

Adastra Minerals Inc.

Pursuant to the Offer dated February 2, 2006

of

FIRST QUANTUM MINERALS LTD.

as amended by the Notice of Variation and Extension dated March 10, 2006, and as further amended by the Notice of Variation and Extension dated March 21, 2006

        This Notice of Guaranteed Delivery must be used to accept the offer dated February 2, 2006, as amended by the Notice of Variation and Extension dated March 10, 2006, and as further amended by the Notice of Variation and Extension dated March 21, 2006 (the “Offer”), made by First Quantum Minerals Ltd. (the “Offeror”) to purchase all of the outstanding common shares (the “Adastra Shares”) of Adastra Minerals Inc. (“Adastra”), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Adastra that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”, an Adastra Share with the associated SRP Right, a “Share”) issued under the Shareholder Rights Plan of Adastra, if (i) certificates for the Shares to be deposited are not immediately available or (ii) the holder of Shares cannot deliver the certificates and Letter of Transmittal to Computershare Investor Services Inc. (the “Depositary”) before the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or transmitted by electronic facsimile or mail to the Depositary at the principal address in Toronto or facsimile number set out below and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail:	By Registered Mail, Hand or Courier:	By Facsimile Transmission:
P.O. Box 7021	100 University Avenue	(905) 771-4082
31 Adelaide Street E	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and accompanying Circular dated February 2, 2006 as amended by the Notice of Variation and Extension dated March 10, 2006 and as further amended by the Notice of Variation and Extension dated March 21, 2006 (the “Offer to Purchase and Circular”) have the meanings ascribed to them in the Offer to Purchase and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

        If a Shareholder (other than a Shareholder who holds Adastra Shares in the form of CREST depositary interests) wishes to accept the Offer and either (i) the certificates representing such Shareholder’s Adastra Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Adastra Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile copy) is received by the Depositary at its principal office in Toronto at or before the Expiry Time;

(c)	the certificate(s) representing the deposited Adastra Shares and, if the Separation Time has occurred before the Expiry Time and certificates representing SRP Rights (“Rights Certificates”) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time, but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

        “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

        DO NOT SEND CERTIFICATES REPRESENTING ADASTRA SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

2

TO:              FIRST QUANTUM MINERALS LTD.
AND TO:    COMPUTERSHARE INVESTOR SERVICES INC.

        The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”.

(If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the form below.)

*	Unless otherwise indicated, all Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

**	The following procedures must be followed in order to effect the valid delivery of Rights Certificates: (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Adastra, a deposit of Adastra Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Adastra and received by the undersigned prior to the time the undersigned deposits Adastra Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Adastra Shares deposited must be delivered with the certificate(s) representing the Adastra Shares; or (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time the undersigned deposits its Adastra Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Adastra Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Adastra Shares to the Depositary on or before the third trading day on the TSX after the date, if any, that any Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Adastra Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Adastra Shares deposited by the undersigned.

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ELECTION FOR CASH OR SHARES

Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Adastra Shares represented by the certificate(s) listed above. Shareholders may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B).

Shareholders may choose only ONE of the choices below:

☐ **Choice A – The CASH ALTERNATIVE**

Shareholders who check this box will receive Cdn.$2.65 in cash for each Adastra Share deposited under this Choice A (subject to pro ration).

☐ **Choice B – The SHARE ALTERNATIVE**

Shareholders who check this box will receive one common share of the Offeror (a " First Quantum Share") for each 14.76 Adastra Shares deposited under this Choice B (subject to pro ration).

If neither of the foregoing choices is properly made, the undersigned will be deemed to have elected the Share Alternative.

No fractional First Quantum Shares will be issued pursuant to the Offer. Where a Shareholder is to receive First Quantum Shares as consideration under the Offer and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, Shareholders will instead receive a cash payment equal to such fraction multiplied by the Current Market Price. For purposes of determining the amount of any such cash payment, all Adastra Shares deposited by a registered holder will be aggregated.

An election (or deemed election) as to the consideration to be received by a Shareholder made in this Notice of Guaranteed Delivery shall supersede any election made in the Letter of Transmittal.

4

5

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following are filed by First Quantum Minerals Ltd. (the “Company”) as exhibits to this Amendment No. 2 to Schedule 14D-1F: (1)

Exhibit Number	Description

3.1	The revised annual information form of the Registrant dated March 30, 2005 for the year ended December 31, 2004.

3.2	The management information circular of the Registrant dated April 21, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

3.3	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2004 and 2003 and for each of the three years in the three-year period ended December 31, 2004, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of the Registrant for that year.

3.4	The comparative unaudited consolidated financial statements of the Registrant as at September 30, 2005 and 2004 and for the three and nine month periods ended September 30, 2005 and 2004, together with the management’s discussion and analysis of financial condition and results of operations of the Registrant for that period.

3.5	The material change report of the Registrant dated February 9, 2005 relating to the expansion of the five year mine plan for the Kansanshi mine located in Zambia.

3.6	The material change report of the Registrant dated March 1, 2005 announcing the sale by the Registrant’s wholly owned subsidiary, International Quantum Resources Limited, of its equity ownership stake in Anvil Mining Limited.

3.7	The material change report of the Registrant dated March 18, 2005 announcing the establishment by the Registrant of a dividend policy and the payment of an inaugural dividend of Cdn. $0.06 per share to shareholders of record on April 11, 2005.

3.8	The material change report of the Registrant dated June 28, 2005 relating to the appointment of Andrew B. Adams to the Registrant’s board of directors and the resignation of Stuart Angus as a director.

3.9	The material change report of the Registrant dated August 17, 2005 relating to the declaration and payment of an interim dividend of $0.02 per share to shareholders of record on August 26, 2005.

3.10	The material change report of the Registrant dated January 18, 2006 relating to the announcement of the share exchange takeover bid to acquire all of the outstanding common shares of Adastra Minerals Inc.

3.11	The press release of the Registrant dated November 8, 2005, relating to its third quarter and nine month results of operations.

3.12	The press release of the Registrant dated November 14, 2005 correcting the 2005 copper production estimate contained in the “Outlook” section of the Registrant’s press release of November 8, 2005, relating to its third quarter and nine month results of operations.

3.13	The Registrant’s technical report on Form 43-101F1 dated June 9, 2005 in respect of the Frontier copper project.

3.14	The Registrant’s technical report on Form 43-101F1 dated as of February 7, 2005 in respect of the Kansanshi copper project.

3.15	The Registrant’s technical report on Form 43-101F1 dated March 26, 2003 in respect of the Lonshi copper mine.

3.16	The Soliciting Dealer Manager Agreement between the Registrant and RBC Capital Markets dated January 30, 2006.

3.17	The Consolidated Financial Statements of the Registrant as at December 31, 2005 and 2004. (filed herewith)

3.18	Management’s discussion and analysis and financial review of the Registrant for the quarter and twelve months ended December 31, 2005. (filed herewith)

(1)	Unless otherwise indicated, each of the exhibits listed above has been previously filed with the Company’s Schedule 14D-1F filed on February 2, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the United States Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

2.     Consent to Service of Process

(a)     On February 2, 2006, the Company filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)     Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

By signing this Schedule, the Company consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing of this Amendment No. 2 to the Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST QUANTUM MINERALS LTD.

By: /s/ G. Clive Newall
G. Clive Newall,
President

March 21, 2006